02034709

02 JUN 10 AM 11:30

82-5769

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	June 10, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

dlw 6/10

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 10, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

(Translation)

June 10, 2002

To: Shareholders

5-6, Fushimimachi 3-chome,
Chuo-ku, Osaka
UFJ Holdings, Inc.
Hideo Ogasawara,
President & CEO

CONVOCATION NOTICE OF
THE 1ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs and Madams:

We are pleased to advise you that the 1st Ordinary General Meeting of Shareholders will be held at the Tokyo Headquarters of UFJ Holdings, Inc.(the "Company"), at 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo, at 10:00 a.m. on Wednesday, June 26, 2002 to act on the matters listed below. Your attendance is respectfully requested.

If you will not be able to attend the meeting, you may exercise your voting right by a document; in this case, after examining the referential documents as set forth below, please indicate your intention to vote "for" or "against" the motions in, and affix your seal to, the voting instruction form enclosed herewith and send that form to us.

(When attending the meeting on the said date, please submit the voting instruction form enclosed herewith to the reception of the meeting place.)

Agenda

Matters to be reported

Business Report, Balance Sheets and Statements of Operations for the 1st fiscal year (from April 2, 2001 to March 31, 2002)

Matters to be resolved:

Agenda Item No. 1: Approval of the Proposed Appropriation of Retained Earnings for the 1st fiscal year

Agenda Item No. 2: Purchase of the Company's Own Shares

Outlines of the agenda item are as set

forth in "Referential Documents with respect to Exercise of the Voting Rights" (page 2) below.

Agenda Item No. 3: Partial amendment to the Articles of Incorporation

Outlines of the agenda item are as set forth in "Referential Documents with respect to Exercise of the Voting Rights"(page 3 to page 8) below.

Agenda Item No. 4: Election of eight (8) Directors

Agenda Item No. 5: Election of five (5) Statutory Auditors

Agenda Item No. 6: Issuance of Stock Acquisition Rights as Stock Options

Outlines of the agenda item are as set forth in "Referential Documents with respect to Exercise of the Voting Rights"(page 14 to page 15) below.

Agenda Item No. 7: Non Re-election of one (1) Corporate Auditor

Agenda Item No. 8: Payment of retirement allowances to retiring Directors and Statutory Auditors

Financial statements and certified copy of auditor's report, which should be attached to the convocation notice, are shown on the attached "Business Report for the 1st Fiscal Year".

Please note that the above translation is an excerpt of an English translation of original Japanese version and does not include "Referential Documents with respect to Exercise of the Voting Rights".